UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
FORM 6-K
_______________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2026
Commission File Number: 001-42951

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WeShop Holdings Limited
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Hawk House
22 The Esplanade
Jersey,
JE1 1HH
Channel Islands
+44 (808) 196-8324

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
        Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On April 28, 2026, WeShop Holdings Limited (the “Company”) issued a press release reporting financial results for the fiscal year ended December 31, 2025. On April 28, 2026, the Company also made available an investor presentation on its website. Copies of the press release and investor presentation are attached hereto as Exhibits 99.1 and 99.2, respectively.

Exhibits 99.1 and 99.2 to this Report on Form 6-K (this “Report”) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as otherwise expressly stated in such filing.

Exhibit Index

Exhibit Number	Description

99.1	Press Release, dated April 28, 2026.
99.2	Investor Presentation, dated April 28, 2026.

Cautionary Note Regarding Forward-Looking Statements
This Report includes statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements” as defined in Section 27A of the Securities Act and Section 21E of the Exchange Act that involve significant risks and uncertainties. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “anticipates,” “believes,” “continues,” “could,” “estimates,” “forecasts,” “intends,” “expects,” “may,” “plans,” “predicts,” “projects,” “proposes,” “seeks,” “should,” “targets” or “will” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts.

Such forward-looking statements are based on available current market information and the current expectations of WeShop including beliefs and forecasts concerning future developments and the potential effects of such developments on the Company. Factors that may impact such forward-looking statements include: our ability to launch and expand our business in the United States and other markets outside the United Kingdom; our ability to issue shares pursuant to the ShareBack™ program; competition, management of growth and potential fluctuations in operating results; our ability to identify suitable partners and agree on acceptable commercial terms; our ability to obtain, maintain, protect, defend and enforce our intellectual property rights; future results of operations, cost of revenues, investment in research and development activities, promotion of our services through performance-based advertising and other programs, changes to our disclosure controls and internal control over financial reporting, trends in operating expenses and provision for income taxes, increased costs associated with being a public company and share-based compensation expenses;

business strategies, including expansion into new products, categories or geographic markets and investments to enhance our technology platform and services; the industry environment, including our relationships with affiliate partners and other key stakeholders; the effects of seasonality; our ability to obtain additional financing required to support the growth of our business;  and other risks and uncertainties that are more fully described in filings made, or to be made, by the Company with the U.S. Securities and Exchange Commission (the “SEC”), including in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s filings with the SEC. The foregoing list of factors is not exhaustive. Reported results should not be considered an indication of future performance. There may be additional risks that the Company and its management presently do not know about or that the Company and its management currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In light of these factors, risks and uncertainties, the forward-looking events and circumstances discussed in this Report may not occur, and any estimates, assumptions, expectations, forecasts, views or opinions set forth in this Report should be regarded as preliminary and for illustrative purposes only and accordingly, undue reliance should not be placed upon the forward-looking statements. The Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
WESHOP HOLDINGS LIMITED

By: /s/ Paul Ellerbeck
Name: Paul Ellerbeck
Title: Chief Executive Officer

Date: April 28, 2026